March 31, 2009

Via EDGAR

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	El Capitan Precious Metals, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2008
Filed January 13, 2009
File No. 333-56262

Dear Mr. Hiller:

In response to your closing comments in your comment letter dated March 5, 2009, with respect to the above-referenced matter (the “Comment Letter”), the undersigned, on behalf of the Company, hereby acknowledges and represents the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

2.           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

El Capitan Precious Metals, Inc.

By:	/s/ R. William Wilson
Chief Financial Officer